UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 UNDER
the Securities Exchange Act of 1934

For the month of: March 2024	Commission File Number: 001-41563
BROOKFIELD ASSET MANAGEMENT LTD.
(Name of Registrant)
Brookfield Place
Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Annual Report to Shareholders of Brookfield Asset Management Ltd. for the year ended December 31, 2023

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT LTD.
Date: March 19, 2024	By:	/s/ Bahir Manios
Name: Bahir Manios Title: Chief Financial Officer